SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Start up the production in the pre-salt of Campos Basin

Rio de Janeiro, December 14, 2010 - Petrobras announces the start up of the Extended Well Test (EWT) for the Carimbé reservoir, in the Campos Basin. Discovered last May, the reservoir is located 108 kilometers off the coast of Rio de Janeiro. This test, which is being carried out with well 6-CRT-43-RJS, marks the beginning of pre-salt oil exploration in the central area of the sedimentary basin.

Seeking to take advantage of the area's existing production and offloading infrastructure, after being drilled, assessed, and completed the EWT's well was interconnected to vessel platform FPSO P-48, which is installed at the Caratinga field and will be able to receive the production without any upgrade. The initial production planned for this well during the EWT period is 24,000 barrels per day and the total recoverable volume is estimated at 97 million barrels.

This discovery is another result achieved by the strategy set forth under the "Planóleo," a program designed to intensify exploration and production work in areas surrounding fields that are already producing in order to harness the capacity of existing facilities, reduce costs, and streamline the production of new volumes of oil.

Petrobras has already submitted the Discovery Assessment Plan (PAD) to the National Petroleum, Natural Gas and Biofuel Agency (ANP). In addition to the production derived from the well in the EWT, this plan also calls for the drilling and assessment of two extension wells.

In addition to the Carimbé accumulation, oil discoveries have already been made in the pre-salt layer in other Campos Basin regions: in the Albacora Leste field, there is evidence of oil at the site known as Crealb, while in Marlim Leste and Marlim, Petrobras will soon begin extended well tests in the areas known as Tracajá and Brava, respectively.

In the northern portion of the Campos Basin, off the coast of Espírito Santo, the area known as Parque das Baleias has been producing pre-salt oil since August 2008.

www.petrobras.com.br/ri  Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

www.petrobras.com.br/ri  Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.